UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							June 30, 2005


Via U.S. Mail
Jurgen E. Schrempp
Chairman
Epplestrasse 225,
70567
Stuttgart, Germany

	Re:	DaimlerChrysler AG
		Form 20-F for the fiscal year-ended December 31, 2004
		File No. 1-12356

Dear Mr. Schrempp:

      We have reviewed the above filing and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Your 424(b)(3) prospectus supplement filed on March 4, 2005, states that you and certain of your subsidiaries and affiliates "occasionally sell, directly or through their authorized sales representatives, passenger cars, commercial vehicles, vehicle components and other products to persons located in Cuba." In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your operations in Cuba; advise us of the materiality to the company of its operations in Cuba; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.
We are aware of a published report that you are under investigation by German authorities because of some 453 units of truck-trailers you sold to Saudi Arabia that surfaced in Iran. Please confirm for us the existence of the referenced investigation, advise us of its status, and describe for us all direct or indirect contacts the company has with Iran, a country that has been identified as a state sponsor of terrorism, and is subject to U.S. economic sanctions. We may have further comment.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Frank Green at
(202) 551-3522 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
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Jurgen E. Schrempp
DaimlerChrysler AG
June 30, 2005
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